EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months				Six Months
	Ended May				Ended May
	2004		2003		2004		2003
Net earnings
	$1,187		$695		$2,480		$1,357
Add:
Provision for taxes	553		343		1,189		699
Portion of rents representative of an interest factor	29		30		60		60
Interest expense on all indebtedness	2,038		2,000		3,911		3,907

Earnings, as adjusted	$3,807		$3,068		$7,640		$6,023

Fixed charges (1):
Portion of rents representative of an interest factor	$29		$30		$60		$60
Interest expense on all indebtedness	2,040		2,003		3,917		3,913

Fixed charges	$2,069		$2,033		$3,977		$3,973

Ratio of earnings to fixed charges	1.84	x	1.51	x	1.92	x	1.52	x

(1) Fixed charges include capitalized interest.